99.2(k)(2)

Amended and Restated Expense Limitation Agreement

To: Bluerock Total Income+ Real Estate Fund

c/o ALPS Fund Services, Inc.

1290 Broadway, Suite 1100,

Denver, CO 80203

Dear Board Members:

You have engaged Bluerock Fund Advisor, LLC (the “Adviser”) to act as the investment adviser to the Bluerock Total Income+ Real Estate Fund (the "Fund"), pursuant to a Management Agreement dated as of July 26, 2012.

Effective from February 1, 2021 until January 31, 2022, we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth per share class in Appendix A attached hereto. For the avoidance of doubt, acquired fund fees and expenses are not operating costs and there excluded from the expense limitations

Additionally, this Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund and by the Adviser. Furthermore, this Amended and Restated Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Fund's Board of Trustees, on written notice to the Adviser. This Amended and Restated Expense Limitation Agreement will terminate automatically, with respect to the Fund if the Management Agreement is terminated with such termination effective upon the effective date of the Management Agreement's termination (except that the Adviser shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of the Adviser). This Amended and Restated Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years following the date incurred (provided the Adviser continues to serve as investment adviser to the Fund), if the Fund is able to make the repayment without exceeding the expense limitation then in effect or in effect at the time of the waiver and the repayment is approved by the Board of Trustees.

This Amended and Restated Expense Limitation Agreement shall run in tandem with, and shall not supersede, any existing expense limitation or similar agreement currently in force during the term of this Amended and Restated Expense Limitation Agreement.

Yours Very Truly,

Bluerock Fund Advisor, LLC

By:	/s/ Jason Emala
Name:	Jason Emala
Title:	Chief Legal Officer
Date:	January 25, 2021

ACCEPTANCE: This Expense Limitation Agreement is hereby accepted.

BLUEROCK TOTAL INCOME+ REAL ESTATE FUND

By:	/s/ Jordan Ruddy
Name:	Jordan Ruddy
Title:	President
Date:	January 25, 2021

99.2(k)(2)

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
Bluerock Total Income+ Real Estate Fund – Class A	1.95%
Bluerock Total Income+ Real Estate Fund – Class C	2.70%
Bluerock Total Income+ Real Estate Fund – Class I	1.70%
Bluerock Total Income+ Real Estate Fund – Class L	2.20%
Bluerock Total Income+ Real Estate Fund – Class M	2.45%